UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FACEBANK GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

143764108

(CUSIP Number)

August 2, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons AMC Networks Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,437,397*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,593,494*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,494*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%*
12.	Type of Reporting Person (See Instructions) CO
*

Based on 42,064,459 shares of common stock of the Issuer that were outstanding as of August 7, 2020, as disclosed by the Issuer in the Form 10-Q/A filed with the Securities and Exchange Commission on August 10, 2020. The amounts reported in this Schedule 13G represent 1,796,747 shares of the Issuer’s Series AA Convertible Preferred Stock (the “Preferred Stock”) owned by the Reporting Persons, which are entitled to 0.8 votes per share (1,437,397 votes) and convertible into 3,593,494 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 1,796,747 shares of Preferred Stock represent 3.4% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of August 10, 2020. Assuming the Reporting Persons converted all of their shares of Preferred Stock reported in this Schedule 13G into common stock in connection with a bona fide transfer to a third party and no other holders of shares of Preferred Stock elected to convert, the 3,593,494 shares of the Issuer’s common stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 7.9% of the outstanding common stock of the Issuer. The number of shares of Preferred Stock outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. on April 1, 2020.

1.	Names of Reporting Persons Rainbow Media Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,437,397*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,593,494*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,494*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%*
12.	Type of Reporting Person (See Instructions) OO
*

Based on 42,064,459 shares of common stock of the Issuer that were outstanding as of August 7, 2020, as disclosed by the Issuer in the Form 10-Q/A filed with the Securities and Exchange Commission on August 10, 2020. The amounts reported in this Schedule 13G represent 1,796,747 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (1,437,397 votes) and convertible into 3,593,494 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 1,796,747 shares of Preferred Stock represent 3.4% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of August 10, 2020. Assuming the Reporting Persons converted all of their shares of Preferred Stock reported in this Schedule 13G into common stock in connection with a bona fide transfer to a third party and no other holders of shares of Preferred Stock elected to convert, the 3,593,494 shares of the Issuer’s common stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 7.9% of the outstanding common stock of the Issuer. The number of shares of Preferred Stock outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. on April 1, 2020.

1.	Names of Reporting Persons AMC Networks Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,437,397*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,593,494*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,593,494*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%*
12.	Type of Reporting Person (See Instructions) OO
*

Based on 42,064,459 shares of common stock of the Issuer that were outstanding as of August 7, 2020, as disclosed by the Issuer in the Form 10-Q/A filed with the Securities and Exchange Commission on August 10, 2020. The amounts reported in this Schedule 13G represent 1,796,747 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (1,437,397 votes) and convertible into 3,593,494 shares of common stock in connection with a bona fide transfer to a third party. The Reporting Persons’ 1,796,747 shares of Preferred Stock represent 3.4% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of August 10, 2020. Assuming the Reporting Persons converted all of their shares of Preferred Stock reported in this Schedule 13G into common stock in connection with a bona fide transfer to a third party and no other holders of shares of Preferred Stock elected to convert, the 3,593,494 shares of the Issuer’s common stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 7.9% of the outstanding common stock of the Issuer. The number of shares of Preferred Stock outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. on April 1, 2020.

Item 1.

(a)	Name of Issuer

FaceBank Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1115 Broadway, 12th Floor, New York, NY, 10010

Item 2.

(a)	Name of Person Filing

AMC Networks Inc.

Rainbow Media Holdings LLC

AMC Networks Ventures LLC

AMC Networks Ventures LLC is the direct holder of the shares of Preferred Stock reflected in this Schedule 13G. AMC Networks Ventures LLC is a wholly owned subsidiary of Rainbow Media Holdings LLC, which is a wholly owned subsidiary of AMC Networks Inc.

(b)	Address of Principal Business Office or, if none, Residence

AMC Networks Inc. - 11 Penn Plaza, New York, NY 10001

Rainbow Media Holdings LLC - 11 Penn Plaza, New York, NY 10001

AMC Networks Ventures LLC - 11 Penn Plaza, New York, NY 10001

(c)	Citizenship

AMC Networks Inc. – Delaware

Rainbow Media Holdings LLC Holdings, Inc. - Delaware

AMC Networks Ventures LLC - Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.0001

(e)	CUSIP Number

143764108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

3,593,494

(b)	Percent of class:

7.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,437,397

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

3,593,494

The amounts reported in this Schedule 13G represent 1,796,747 shares of the Issuer’s Preferred Stock owned by the Reporting Persons, which are entitled to 0.8 votes per share (1,437,397 votes) and convertible into 3,593,494 shares of the Issuer’s common stock in connection with a bona fide transfer to a third party, and are based on 42,064,459 shares of the Issuer’s common stock that were outstanding as of August 7, 2020, as disclosed by the Issuer in the Form 10-Q/A filed with the Securities and Exchange Commission on August 10, 2020. The Reporting Persons’ 1,796,747 shares of Preferred Stock represent 3.4% of the total number of all outstanding shares of the Issuer’s common stock (assuming the conversion of all 32,324,362 shares of Preferred Stock outstanding) and less than 5% of the total voting power of all outstanding shares of the Issuer’s common stock and Preferred Stock on a combined basis as of August 10, 2020. Assuming the Reporting Persons converted all of their shares of Preferred Stock reported in this Schedule 13G into shares of the Issuer’s common stock in connection with a bona fide transfer to a third party and no other holders of shares of Preferred Stock elected to convert, the 3,593,494 shares of the Issuer’s common stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 7.9% of the outstanding common stock of the Issuer. The number of shares of Preferred Stock outstanding was provided to the Reporting Persons by the Issuer after giving effect to the merger of fuboTV Acquisition Corp., a wholly-owned subsidiary of the Issuer, and fuboTV Inc. on April 1, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2020

AMC Networks Inc.

By:	/s/ John Hsu
Name: John Hsu
Title: EVP Corp Dev & Treasurer

Rainbow Media Holdings LLC

By:	/s/ John Hsu
Name: John Hsu
Title: EVP Corp Dev & Treasurer

AMC Networks Ventures LLC

By:	/s/ John Hsu
Name: John Hsu
Title: EVP Corp Dev & Treasurer